UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Description

99.1	DBV Technologies Welcomes Dr. J-P Moreau to its Scientific Advisory Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 17, 2015	By:	/s/ David Schilansky
David Schilansky
Chief Operating Officer

Exhibit 99.1

DBV Technologies Welcomes Dr. J-P Moreau to its Scientific Advisory Board

BAGNEUX, France, February 13, 2015 – DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today the appointment of Dr Jacques-Pierre Moreau to its Scientific Advisory Board. Dr. Moreau brings to DBV his unique expertise and knowledge across a wide range of disease areas and will contribute in defining aggressive approaches to potentially extend the use of epicutaneous immunotherapy (EPIT®) and Viaskin® technology to a wide range of therapeutic opportunities.

Dr Moreau has broad industry experience across the spectrum of drug discovery, development and commercialization. He has published over 50 articles in scientific journals and is named inventor or co-inventor in over 40 U.S. issued patents. He has been founder or co-founder of successful biotechs such as Biomeasure, Inc. (MA, U.S.A.), Kinerton, Ltd. (Ireland), ProteoThera (MA, U.S.A.) and Mulleris Therapeutics (MA, U.S.A.). Dr. Moreau is the former Chief Scientific Officer and Executive Vice-President for Ipsen SA (France). Active contributor to Ipsen’s IPO in 2005 and to the spin-offs of Preglem (CH), Radius Health, Inc. (MA, U.S.A.), Functional Therapeutics (U.K./CH) and Rhythm Pharmaceuticals (MA, U.S.A.). Dr. Moreau is a Director of Dr. Reddy’s Laboratories Ltd (India), member of the Science, Technology, Strategy and Risk committees. He is also former board member of Phytochemics, an Inventage Venture-funded company, former advisor for Nitto Denko & Teijin Pharmaceutical (Japan) and current advisor for Genosys (U.S.A.), and Banque Oddo (France). Dr. J Moreau holds a master’s degree in physical chemistry and was awarded a D.Sc from the University of Orleans, France based on doctoral studies conducted at the Worcester Foundation for Experimental Biology (now part of U-Mass), followed by post-doctoral studies at the École Polytechnique in Paris.

Pierre-Henri Benhamou, M.D., Chairman and CEO of DBV, said: “We are proud to welcome J-P. Moreau to our world-class scientific advisory board. J-P’s industry experience across a broad range of therapeutic diseases and knowledge of immunology will help us to potentially accelerate the diversification of our technology platform in new, untapped immunotherapy applications such as refractory Hemophilia, Diabetes type I and Coeliac Disease.”

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements about the potential to expand our Epicutenaous Immunotherapy (EPIT®) via Viaskin to new fields. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. In particular it should be noted that these data are preclinical in nature and have not been demonstrated in human subjects. The company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 22, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Susanna Mesa VP Finance, US Investor Relations & Strategy Tel. : +1 917-346-3447 susanna.mesa@dbv-technologies.com	Nathalie Donne Director, Corporate Communication & Business Development Tel. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com

DBV IR and Media Contacts

Marion Janic US Media Relations Rooney & Associates Tel. : +1-212-223-4017 mjanic@rooneyco.com